UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Event Reported: February 03, 2012

Commission File Number 001-15190

Satyam Computer Services Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Mahindra Satyam Infocity

Unit — 12, Plot No. 35/36

Hi-tech City layout, Survey No. 64, Madhapur

Hyderabad — 500 081

Andhra Pradesh, India

(91) 40 3063 6363

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events

On August 12, 2011, Citibank, N.A., in its capacity as ADR Depositary (the “Despositary”), disseminated to the holders of American Depositary Shares (“ADSs”) of Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”), a Notice of Termination of ADR Facility, which notice was furnished by the Company on Form 6-K on August 15, 2011.

On November 18, 2011, the Depositary disseminated a further Notification of Termination of ADR Facility (the “November Notice”), which notice was furnished by the Company on Form 6-K on November 18, 2011. In the November Notice the Depositary, among other things, provided additional information on the withholding taxes that it has determined are required to be deducted from the sale proceeds in the case of ADSs outstanding at the end of March 12, 2012 and sold by the Despositary. These taxes and other incidental expenses that the Depositary may deduct will have an adverse consequence on the ADS holders.

The Depositary disseminated further Notice of Termination of ADR Facility (the “January Notice”) to the Euroclear, Clearstream and DTC. A copy of the January Notice is attached as Exhibit 99.1 hereto, and is incorporated herein by this reference.

On January 31, 2012, the Depositary disseminated a Notification to the Broker community on permanent closure of books for cancellations effective close of business March 12, 2012. A copy of the Notification is attached as Exhibit 99.2 hereto, and is incorporated herein by this reference.

Exhibits:

99.1	Notice of Termination

99.2	Notification to Broker community dated as of January 31, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Satyam Computer Services Ltd.

/s/ G. Jayaraman
Name:	G. Jayaraman
Title:	Company Secretary

Date: February 03, 2012

Exhibit 99.1

REMINDER NOTICE

EXTREMELY TIME SENSITIVE INFORMATION

URGENT NOTIFICATION IMPORTANT TAX INFORMATION

NOTICE OF TERMINATION OF ADR FACILITY

FOR SATYAM COMPUTER SERVICES LIMITED SHARES

TO ALL HOLDERS AND BENEFICIAL OWNERS OF

SATYAM COMPUTER SERVICES LIMITED AMERICAN DEPOSITARY SHARES (“ADSs”)

DEPOSITARY:	CITIBANK, N.A.

COMPANY:	SATYAM COMPUTER SERVICES LIMITED, a limited liability company organized under the laws of the Republic of India.

DEPOSITED SECURITIES:	Equity shares of the Company (the “Shares”).

CUSIP NO:	804098101.

ADS TICKER:	SAYCY.

ADS(s) TO SHARE(s) RATIO:	One (1) ADS to two (2) equity shares.

DEPOSIT AGREEMENT:	Deposit Agreement, dated as of May 14, 2001, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs evidenced by American Depositary Receipts (“ADRs”) issued thereunder, as supplemented by Letter Agreements dated as of September 4, 2002, November 7, 2007 and August 12, 2011.

PROGRAM TERMINATION DATE:	September 12, 2011.

LAST DAY TO PRESENT ADSs FOR TRANSFER:*	March 12, 2012.

LAST DAY TO PRESENT ADSs FOR CANCELLATION:*	March 12, 2012.

FORCED SALE OF DEPOSITED SECURITIES:	March 13, 2012 – March 30, 2012 (unless extended by the Depositary).

*	All ADS transfer and cancellation presentations must be in good order no later than March 12, 2012 in order to be processed by the Depositary.

CITIBANK, N.A. HEREBY REMINDS HOLDERS AND BENEFICIAL OWNERS OF ADSs THAT THE ADR FACILITY FOR THE ADSs WAS TERMINATED EFFECTIVE AS OF THE TERMINATION DATE. FAILURE TO PRESENT ADSs FOR CANCELLATION BEFORE MARCH 12, 2012 WILL HAVE SIGNIFICANT ADVERSE INDIAN TAX CONSEQUENCES AS A RESULT OF THE FORCED SALE OF THE SECURITIES ON DEPOSIT AFTER THAT DATE.

Pursuant to Section 6.2 of the Deposit Agreement, the Company directed the Depositary to terminate the Deposit Agreement. As a result of the termination, in accordance with the Deposit Agreement, holders of ADSs will be given until March 12, 2012 to surrender their ADSs in exchange for corresponding Shares of the Company in India. The ability to receive deposited Shares upon surrender of the ADSs will terminate on March 12, 2012. The ADS holders are requested to arrange for the surrender of their ADSs to the Depositary as soon as possible and in any event before March 12, 2012.

Please be advised that holders who present ADSs for cancellation will be able to take possession of the corresponding Shares in book-entry form only and, as a result, they must have, or establish, a “DR Type” custodian or brokerage (demat) account in India to receive such Shares prior to presenting their ADSs to the Depositary for cancellation. The establishment of such custodian or brokerage (demat) account may be subject to delay as the opening of such account may be subject to regulatory approvals in India.

FAILURE TO SURRENDER YOUR ADSs FOR CANCELLATION BEFORE MARCH 12, 2012 WILL RESULT IN AN INDIAN WITHHOLDING TAX OF 42.024% ON THE GROSS SHARE SALE PROCEEDS.

From March 13, 2012 through March 30, 2012, the Depositary will arrange for the sale (on a commercially reasonable efforts basis) of the Shares then held on deposit and will hold the net proceeds of such sale (after deduction of applicable fees, taxes and expenses), without liability for interest, in an unsegregated account for the pro rata benefit of holders of ADSs then outstanding. The Depositary may extend such sale period if it deems such extension necessary or advisable in order to facilitate the orderly sale of the Shares then held on deposit.

Please note that the Depositary has been advised by its Indian tax advisors that the proceeds from the sale of the Shares by the Depositary is subject to a withholding tax in India at the rate of 42.024% on the gross Share sale proceeds. In addition, the Depositary is entitled, and intends to, withhold and charge an ADS cancellation fee of $0.05 per ADS cancelled and any expenses incurred in connection with the preparation and filing of any tax forms required to be filed in India in respect of the sale of Shares as part of the ADR program termination process.

After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement except (i) to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case, the fees and charges of, and expenses incurred by, the Depositary, and all applicable taxes or governmental charges for the account of the Holders and Beneficial Owners, in each case upon the terms set forth in Section 5.9 of the Deposit Agreement), and (ii) as may be required at law in connection with the termination of the Deposit Agreement.

If you have any questions about the above termination, please call Citibank, N.A. at 1-877-248-4237.

Citibank, N.A., as Depositary

Exhibit 99.2

Books Closed Notice/Additional Information

Citibank, N.A., acting as sponsored depositary bank, announces the following:

January 31, 2012

Company Name:	Satyam Computer Services Limited
Ticker Symbol:	SAYCY
CUSIP Number:	804098101
Country:	India
Listing Exchange:	OTC
Ratio (ORD:ADR):	2 : 1

Announcement

In connection with the termination of the Satyam Computer Services Limited ADR program, the books were permanently closed for issuance at the close of business on August 12, 2011.

In addition, please note that the books will be permanently closed for cancellations effective close of business March 12, 2012.

For additional information, please click here to access the termination notice.

Depositary Receipt Services

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